EXHIBIT 99.1

MAG Silver Reports Second Quarter Financial Results

VANCOUVER, British Columbia, Aug. 02, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited consolidated financial results for the three months ended June 30, 2024 (“Q2 2024”). For details of the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2024 (“Q2 2024 Financial Statements”) and management’s discussion and analysis for the three and six months ended June 30, 2024 (“Q1 2024 MD&A”), please see the Company’s filings on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at (www.sedarplus.ca) or on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified (C$ refers to thousands of Canadian dollars).

KEY HIGHLIGHTS FOR Q2 2024 (on a 100% basis unless otherwise noted)

  MAG reported net income of $21,614 ($0.21 per share) driven by income from Juanicipio (equity accounted) of $25,123, and adjusted EBITDA1 of $50,353.
  A total of 336,592 tonnes of ore at a silver head grade of 498 grams per tonne (“g/t”) (equivalent silver head grade2 746 g/t) was processed at Juanicipio.
  Juanicipio achieved silver production and equivalent silver production2 of 5.0 and 7.1 million ounces, respectively.
  Juanicipio generated strong operating cash flow of $92,766 and free cash flow1 of $88,637.
  Building on the robust Q1 2024 cost performance, Juanicipio continued to improve with cash cost1 of $1.15 per silver ounce sold ($8.86 per equivalent silver ounce sold3) and all-in sustaining cost1 of $4.49 per silver ounce sold ($11.31 per equivalent silver ounce sold3).
  With the continued operational outperformance in the first half of 2024, full year guidance has been increased. As reported by Fresnillo plc (“Fresnillo”), Juanicipio’s operator, silver head grade at Juanicipio is expected to be between 420g/t and 460g/t for 2024 (previously 380g/t to 420g/t). Juanicipio is expected to produce between 16.3 million and 17.3 million (previously 14.3 million and 15.8 million) silver ounces yielding between 14.5 million and 15.4 million (previously 13.2 million and 14.6 million) silver ounces sold at all-in sustaining costs1 of between $8.50 and $9.25 (previously $9.50 and $10.50) per silver ounce sold.
  Juanicipio returned a total of $29,818 in interest and loan principal repayments to MAG further augmenting MAG’s liquidity position to $97,337 million at the end of the quarter.

CORPORATE

  On May 15, 2024, MAG announced that the Toronto Stock Exchange (“TSX”) had accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 common shares of the Company (“Common Shares”), representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024.
  On May 31, 2024, MAG filed a final short form base shelf prospectus with the securities commissions in all of the provinces and territories of Canada (“Final Shelf Prospectus”) and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended and the U.S./Canada Multijurisdictional Disclosure System allowing the Company to offer up to $250,000 of common shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus, and has no present intention to offer securities pursuant to this Final Shelf Prospectus.
  The Company published its 2023 sustainability report on July 18, 2024, underscoring its continued commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) performance for 2023. A copy of MAG’s 2023 sustainability report and 2023 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports/4.

EXPLORATION

  Juanicipio:
    Underground infill drilling at Juanicipio continued in Q2 2024 primarily focussed on upgrading mineralization in areas expected to be mined in the near to mid-term. During Q2 2024, 10,699 metres were drilled from underground.
    Surface drilling focused on expanding and upgrading the deeper zones and broader regional exploration started in April 2024 and is currently focused on the Cañada-Honda Structure. 4,546 metres have been drilled from surface during Q2 2024.
    During 2024, Juanicipio plans to drill a total of 50,000 metres, with 33,000 metres from underground and 17,000 metres from surface.
  Deer Trail Project, Utah:
    Drilling moved on to Phase 4 in the last quarter of 2023 and continued through Q2 2024, focussed on lower elevations and aimed at offsetting the Carissa discovery and testing other high-potential targets in the Deer Trail mine area. During Q2 2024, 1,610 metres were drilled with results pending.
    On July 11, 2024, MAG reported that the Deer Trail Project was being affected by the Silver King Fire in Piute County with a temporary pause of exploration operations with all personnel safe and the Deer Trail site and infrastructure secure. As of July 29, 2024, 82% of the fire has been contained and the Company has resumed exploration operations.
  Larder Project, Ontario:
    Drilling at Cheminis, Bear and new regional targets, totalled 10,776 metres in Q2 2024. Targets tested include:
      the down plunge extension of the high-grade “double knuckle” at the Bear East zone;
      the “Twist” zone in an underexplored area along the Cadillac-Larder Break (“CLB”) where the major structure switches from south dipping to north dipping, which is located between Cheminis and Bear;
      the extension of the Cheminis south mine sequence down plunge to 900 vertical metres; and
      regional targets along the second order structure and unconformity.
    Cheminis Update: The final two holes of the current Cheminis drilling program totalled 1,455 metres and were designed to delineate the mine sequence down from the 700 metre level to the 900 metre level. Both holes have extended the ore shoots from surface down to 900 metres below surface doubling the depth extent of known mineralization at the Cheminis mine which remains open at depth.
    Bear Update: Two directional holes totalling 126 metres, extended the Bear East zone down plunge 1,200 metres below surface, intersecting gold mineralization within a mixing zone of strongly altered komatiites-syenites and ultramafics. Bear East remains open in all directions.
    Twist Update: The Twist target was identified in the geololgical review program of 2023, where the CLB main structure switches from south dipping (Cheminis) to north dipping (Bear). It is interpreted to host a potential dilation zone either in the central part of the fold/fault or along the limbs, similar to the historic Kerr Addison mine 5km east of the Larder Project. In Q2 2024 initial drilling started and 4,830 metres have been drilled testing this target. Assays received to date have identified an alteration zone, that is hosted in multiple rock types including volcanics, mafic tuff, sediments and syenites, which is atypical along the CLB. The alteration consists of pervasive silica-carbonate-sericite and the structures associated with the widespread zones are indicative of a series of brittle shears likely sourced from a larger central dilation zone. Approximately 10 holes in total are planned for this target, with 7 remaining.
    Regional Targets: The first set of regional targets lie along a 4km second order structure and unconformity and have been identified through Magnetotellurics-Induced Polarization (“MT-IP”) geophysics, surface mapping/sampling and geological importance. Targets include mixed zones of greywackes, trachytes, syenites, conglomerates and volcanics, litho-structural breaks in the MT-IP survey and alteration packages identified on the surface including hydrothermally altered conglomerates and syenites. During Q2 2024, 9 holes were drilled for a total of 4,655 metres with results pending.

________________________
1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the Q2 2024 MD&A for a detailed reconciliation of these measures to the Q2 2024 Financial Statements.
2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc.
3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc.
4 Information contained in or otherwise accessible through the Company’s website, including the 2023 sustainability report and 2023 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.

JUANICIPIO RESULTS

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months ended June 30, 2024 and 2023, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	June 30,	June 30,
	2024	2023

Metres developed (m)	3,520	3,434

Material mined (t)	349,460	259,438
Material processed (t)	336,592	377,718

Silver head grade (g/t)	498	498
Gold head grade (g/t)	1.20	1.25
Lead head grade (%)	1.56%	1.05%
Zinc head grade (%)	2.99%	1.92%

Equivalent silver head grade (g/t)(1)	746	708

Silver ounces sold (koz)	4,272	4,877
Gold ounces sold (koz)	7.20	9.54
Lead pounds sold (klb)	9,224	6,760
Zinc pounds sold (klb)	15,237	10,103

Equivalent silver ounces sold (koz)(2)	5,817	6,390

(1) Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc (2023: $21.85/oz silver, $1,775/oz gold, $0.915/lb lead and $1.30/lb zinc).
(2) Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc (three months ended June 30, 2023 realized prices: $23.69/oz silver, $1,957.47/oz gold, $0.94/lb lead and $1.07/lb zinc).

During the three months ended June 30, 2024, a total of 349,460 tonnes of ore were mined. This represents an increase of 35% over Q2 2023. Increases in mined tonnages at Juanicipio have been driven by the operational ramp-up of the mine towards steady mining and milling targets.

During the three months ended June 30, 2024, a total of 336,592 tonnes of ore were processed through the Juanicipio plant; no ore was processed at the nearby Fresnillo and Saucito processing plants (100% owned by Fresnillo). The 11% decrease over Q2 2023 was mainly attributable to Juanicipio capitalizing on available milling capacity at the nearby Fresnillo and Saucito plants (100% owned by Fresnillo) while undergoing operational ramp-up and processing facility commissioning in the first half of 2023.

The silver head grade and equivalent silver head grade for the ore processed in the three months ended June 30, 2024 was 498 g/t and 746 g/t, respectively (three months ended June 30, 2023: 498 g/t and 708 g/t, respectively). Head grades in Q2 2024 were slightly higher than Q2 2023 (5% on a silver equivalent basis, with silver head grade being consistent), due to low-grade commissioning stockpiles being processed through the Juanicipio plant in the first half of 2023. Silver metallurgical recovery during the three months ending June 30, 2024 was 92% (three months ending June 30, 2023: 87%) reflecting the commencement of commercial pyrite production during Q2 2024 delivering incremental silver and gold recovery as well as ongoing optimizations in the processing plant.

The following table provides a summary of the total cash costs and all-in sustaining costs (“AISC”) of Juanicipio for the three months ended June 30, 2024, and 2023.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	June 30,	June 30,
	2024	2023

Total cash costs(1)	4,911	35,584
Cash cost per silver ounce sold ($/oz)(1)	1.15	7.30
Cash cost per equivalent silver ounce sold ($/oz)(1)	8.86	11.18

All-in sustaining costs(1)	19,161	48,456
All-in sustaining cost per silver ounce sold ($/oz)(1)	4.49	9.93
All-in sustaining cost per equivalent silver ounce sold ($/oz)(1)	11.31	13.19

(1) Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the Q2 2024 MD&A for a detailed reconciliation of these measures to the Q2 2024 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc (three months ended June 30, 2023 realized prices: $23.69/oz silver, $1,957.47/oz gold, $0.94/lb lead and $1.07/lb zinc).

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months ended June 30, 2024 and 2023.

	Three months ended
	June 30,	June 30,
	2024	2023
	$	$
Sales	167,079	134,775
Cost of sales:
Production cost	(39,866)	(54,571)
Depreciation and amortization	(22,455)	(17,400)
Gross profit	104,757	62,804
Consulting and administrative expenses	(4,283)	(4,159)
Extraordinary mining and other duties	(2,773)	(1,377)
Interest expense	(3,241)	(4,886)
Exchange gains (losses) and other	696	31
Net income before tax	95,156	52,413
Income tax (expense) recovery	(41,299)	(6,349)
Net income (100% basis)	53,857	46,065
MAG’s 44% portion of net income	23,697	20,268
Interest on Juanicipio loans - MAG's 44%	1,426	2,150
MAG’s 44% equity income	25,123	22,418

Sales increased by $32,304 during the three months ended June 30, 2024, mainly due to 25% higher realized metal prices and $8,217 lower treatment, refining and toll milling costs driven mainly by no toll milling at the Saucito and Fresnillo processing facilities during Q2 2024 vs toll milling in Q2 2023 – as explained in ‘Juanicipio Results – Operating Performance’ section above, offset by 5% lower metal volumes.

Production costs decreased by $14,705 to Juanicipio depleting higher-cost, lower-grade commissioning stockpiles during operational ramp-up and processing facility commissioning in the first half of 2023.

Depreciation increased by $5,056 as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023.

Cash operating margin increased from 60% to 76%, mainly due to reduced operating costs as well as positive commodity prices augmented by operational leverage and no processing at the nearby Fresnillo and Saucito processing facilities.

Other expenses decreased by $790 mainly as a result of higher exchange gains ($664) and lower interest expense ($1,645) as Juanicipio reduced its outstanding shareholder loans balance by $173,339 ($156,859 loan repayments and $16,480 converted to equity) over the course of September 2023 to June 2024, offset by higher extraordinary mining and other duties ($1,396) which were impacted by the commencement of pyrite production during Q2 2024.

Taxes increased by $34,951 mainly due to non-cash deferred tax charges on fixed assets driven by a weakening in the Mexican peso versus the US dollar, as well as higher taxable profits generated during Q2 2024.

Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended June 30, 2024 (336,592 tonnes processed)				Three Months Ended June 30, 2023 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	4,271,991 ounces	30.17 per oz	128,876	115,555
Gold	7,195 ounces	2,380 per oz	17,124	18,668
Lead	4,184 tonnes	0.99 per lb.	9,151	6,367
Zinc	6,911 tonnes	1.33 per lb.	20,333	10,807
Treatment, refining, and other processing costs (2)			(8,405)	(16,622)
Sales			167,079	134,775
Production cost			(39,866)	(54,571)
Depreciation and amortization (1)			(22,455)	(17,400)
Gross Profit			104,757	62,804

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.
(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants for Q2 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

MAG FINANCIAL RESULTS – THREE MONTHS ENDED JUNE 30, 2024

As at June 30, 2024, MAG had working capital of $96,460 (December 31, 2023: $67,262) including cash of $97,337 (December 31, 2023: $68,707) and no long-term debt. As well, as at June 30, 2024, Juanicipio had working capital of $129,111 including cash of $51,422 (MAG’s attributable share is 44%).

The Company’s net income for the three months ended June 30, 2024 amounted to $21,614 (June 30, 2023: $19,390) or $0.21/share (June 30, 2023: $0.19/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $25,123 (March 31, 2023: $22,419) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see above for a discussion of MAG’s share of income from its equity accounted investment in Juanicipio).

	For the three months ended
	June 30,	June 30,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	25,123	22,419
General and administrative expenses	(3,622)	(3,233)
General exploration and business development	(95)	(40)
Operating income	21,406	19,146

Interest income	928	641
Other income	650	233
Financing costs	(134)	-
Foreign exchange gain (loss)	60	168
Income before income tax	22,910	20,188

Deferred income tax expense	(1,296)	(798)

Net income	21,614	19,390

NON-IFRS MEASURES

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the Q2 2024 Financial Statements.

	Three months ended June 30,
(in thousands of US$, except per ounce amounts)	2024	2023
Production cost as reported	39,866	54,571
Depreciation on inventory movements	474	(1,145)
Adjusted production cost	40,340	53,426
Treatment, refining, and other processing costs	8,405	16,622
By-product revenues(2)	(46,608)	(35,842)
Extraordinary mining and other duties	2,773	1,377
Total cash costs(1)	4,911	35,584
Add back by-product revenues(2)	46,608	35,842
Total cash costs for equivalent silver(1)	51,519	71,426
Silver ounces sold	4,271,991	4,877,460
Equivalent silver ounces sold(3)	5,816,940	6,390,310
Cash cost per silver ounce sold ($/ounce)	1.15	7.30
Cash cost per equivalent silver ounce sold ($/ounce)	8.86	11.18

(1) As Q3 2023 represented the first full quarter of commercial production, information presented for total cash costs and total cash costs for equivalent silver together with their associated per unit values are not directly comparable.
(2) By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3) Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc (three months ended June 30, 2023 realized prices: $23.69/oz silver, $1,957.47/oz gold, $0.94/lb lead and $1.07/lb zinc).

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q2 2024 Financial Statements.

	Three months ended June 30,
(in thousands of US$, except per ounce amounts)	2024	2023
Total cash costs	4,911	35,584
General and administrative expenses	4,283	4,159
Exploration	2,235	1,928
Sustaining capital expenditures	7,329	6,535
Sustaining lease payments	349	199
Interest on lease liabilities	(17)	(11)
Accretion on closure and reclamation costs	72	62
All-in sustaining costs(1)	19,161	48,456
Add back by-product revenues(2)	46,608	35,842
All-in sustaining costs for equivalent silver(1)	65,768	84,298
Silver ounces sold	4,271,991	4,877,460
Equivalent silver ounces sold(3)	5,816,940	6,390,310
All-in sustaining cost per silver ounce sold ($/ounce)	4.49	9.93
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	11.31	13.19
Average realized price per silver ounce sold ($/ounce)	30.17	23.69
All-in sustaining margin ($/ounce)	25.68	13.76
All-in sustaining margin ($/equivalent ounce)	18.86	10.50
All-in sustaining margin	109,715	67,099

(1) As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs, all-in sustaining costs for equivalent silver, and all-in sustaining margin together with their associated per unit values are not directly comparable.
(2) By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3) Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc (three months ended June 30, 2023 realized prices: $23.69/oz silver, $1,957.47/oz gold, $0.94/lb lead and $1.07/lb).

For the three months ended June 30, 2024 the Company incurred corporate G&A expenses of $3,473 (three months ended June 30, 2023: $3,175), which exclude depreciation expense.

The Company’s attributable silver ounces sold and equivalent silver ounces sold for the three months ended June 30, 2024 were 1,879,676 and 2,559,454 respectively (three months ended June 30, 2023: 2,146,082 and 2,811,736 respectively), resulting in additional all‐in sustaining cost for the Company of $1.85/oz and $1.36/oz respectively (three months ended June 30, 2023: $1.48/oz and $1.13/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the Q2 2024 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended June 30,
(in thousands of US$)	2024	2023
Net income after tax	21,614	19,390
Add back (deduct):
Taxes	1,296	798
Depreciation and depletion	149	58
Finance costs (income and expenses)	(1,504)	(1,042)
EBITDA(1)	21,555	19,204
Add back (deduct):
Adjustment for non-cash share-based compensation	1,053	1,012
Share of net earnings related to Juanicipio	(25,123)	(22,419)
MAG attributable interest in Junicipio Adjusted EBITDA	52,868	32,859
Adjusted EBITDA(1)	50,353	30,656

(1) As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q2 2024 Financial Statements.

	Three months ended June 30,
(in thousands of US$)	2024	2023
Cash flow from operating activities	92,766	33,557
Less:
Cash flow used in investing activities	(3,780)	(26,125)
Sustaining lease payments	(349)	(199)
Juanicipio free cash flow(1)	88,637	7,233

(1) As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

Qualified Persons: All scientific or technical information in this press release including assay results referred to, mineral resource estimates and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo, Geotechnical Director; both are “Qualified Persons” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding the expected use of the Credit Facility;
  statements regarding the NCIB and any future purchases to be made thereunder;
  statements regarding the Final Shelf Prospectus;
  statements regarding the additional information from future drill programs;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
  expected upside from additional exploration;
  expected results from Deer Trail Project drilling;
  expected results from Larder Project at the Fernland, Cheminis, Bear, and Twist zones and other regional targets;
  expected capital requirements and sources of funding; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax and legal regimes, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the updated Technical Report filed on March 27, 2024; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2024 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.,
please contact Fausto Di Trapani, Chief Financial Officer.

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com